1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC April 2008 Sales Report
SIGNATURES

Taiwan Semiconductor Manufacturing Company Limited
May 09, 2008
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Apr. 2008.
1)	Sales volume (in NT$ thousand)

Period	Items	2008	2007
Apr.	Net sales	28,093,630	22,512,708
Jan.-Apr.	Net sales	113,323,733	85,859,297
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Apr.	Bal. as of period end
TSMC	101,858,739	—	—
TSMC’s subsidiaries	30,082,638	—	—

*	The deviation was due to the fluctuation in currency exchange rate.
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Apr.	Bal. as of period end
TSMC	127,323,424	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

*	The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	887,000	38,957,135	—	—
	Mark to Market Profit/Loss	(84,863)	(69,582)	—	—
Expired Contracts	Notional Amount	7,467,691	124,419,599	—	—
	Realized Profit/Loss	(99,275)	1,757,630	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	1,351,253	—	—	—
	Mark to Market Profit/Loss	12,348	—	—	—
Expired Contracts	Notional Amount	670,426	—	—	—
	Realized Profit/Loss	(326)	—	—	—

TSMC April 2008 Sales Report
Hsinchu, Taiwan, R.O.C. — May 9, 2008 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for April 2008: on an unconsolidated basis, sales were NT$28,094 million, an increase of 5.8 percent over March 2008 and an increase of 24.8 percent over April 2007. Revenues for January through April 2008 totaled NT$113,324 million, an increase of 32.0 percent compared to the same period in 2007.
On a consolidated basis, net sales for April 2008 were NT$28,863 million, an increase of 6.4 percent over March 2008 and an increase of 25.0 percent over April 2007. Revenues for January through April 2008 totaled NT$116,343 million, an increase of 32.2 percent compared to the same period in 2007.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
April	28,094	22,513	24.8
January through April	113,324	85,859	32.0

*	Year 2008 figures have not been audited.
TSMC Sales Report (Consolidated):

			(Unit: NT$ million)
Net Sales	2008*	2007	Increase (Decrease) %
April	28,863	23,094	25.0
January through April	116,343	87,991	32.2

*	Year 2008 figures have not been audited.

TSMC Spokesperson	TSMC Acting Spokesperson:	For Further Information:

Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director, PR Department, TSMC Tel: 886-3-505-5028 Mobile: 886-928-882607 Fax: 886-3-567-0121 E-Mail: jhtzeng@tsmc.com	Mr. Richard C.Y. Chung Technical Manager, TSMC Tel: 886-3-505-5038 Mobile: 886-911-258751 Fax: 886-3-567-0121 E-Mail: cychung@tsmc.com	Mr. Michael Kramer Senior Administrator, TSMC Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: May 9, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer